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                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                   FORM 12b-25

                         Commission File Number: 1-14557

                           NOTIFICATION OF LATE FILING

  (Check One): / / Form 10-K    / / Form 11-K    / / Form 20-F    /X/ Form 10-Q

               / / Form N-SAR

For Period Ended: June 30, 2001

/ /  Transition Report on Form 10-K    / /  Transition Report on Form 10-Q
/ /  Transition Report on Form 20-F    / /  Transition Report on Form N-SAR
/ /  Transition Report on Form 11-K

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above identify the Item(s) to which the notification relates:

                  PART I. REGISTRANT INFORMATION
Full name of registrant: U.S. Industries, Inc.

Former name, if applicable:

Address of principal executive office (Street and number):
                  101 Wood Avenue South

City, State and Zip Code:  Iselin, New Jersey 08830


                  PART II. RULE 12b-25 (b) AND (c)

  If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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                  PART III. NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q or the transition report portion thereof could not be filed within the prescribed time period.

      U.S. Industries, Inc. (the "Company") seeks relief pursuant to Rule 12b-25 to file a late Form 10-Q. The Form 10-Q for the period ended June 30, 2001 could not be filed without unreasonable effort or expense and the subject quarterly report will be filed on or before the fifth calendar day following the prescribed due date of August 14, 2001.

      The Company's Form 10-Q could not be filed within the prescribed period as a result of a recent event which the Company believes will impact its credit facilities and the related disclosure in the Form 10-Q for the period ended June 30, 2001. In particular, the Company has agreed with the agent bank and its bank group under its senior revolving credit facilities on a debt restructuring plan that will extend the maturity of such credit facilities to November 30, 2002, change the amount of the revolving facilities and reacquire the 75% equity interest in Rexair Inc. for which the Company currently has a guarantee of its outstanding debt.

This restructuring of the credit facilities and the re-acquisition of Rexair is expected to close on August 15, 2001. Due to the significance of this event, the Company believes it should delay its filing to ensure full and complete disclosure in the quarterly Form 10-Q for the period ended June 30, 2001.

                  PART IV. OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification:

          Allan D. Weingarten         (732)- 767-0700
          Senior Vice President, Chief Financial Officer

          (Name)                 (Area code)             (Telephone number)


      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during preceding 12 months or for such shorter period that the registrant was required to file such report been filed? If the answer is no, identify report(s).
                    /X/ Yes / / No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                    /X/ Yes / / No

The Company's overall sales decreased 11% to $650 million for the third quarter and 26% to $1.8 billion for year to date for 2001. These figures were impacted by the disposals of the Company's Diversified businesses in March 2000, its fire protection business in January 2000, its European HVAC business in November 2000, and Saws Division of Spear & Jackson in March of 2001. The European HVAC and fire protection businesses, both of which were included in its Bath & Plumbing segment, provided the Company with $11.4 million and $51.3 million of sales in the third quarter and year to date 2000, respectively, while only contributing $4.2 million of sales for fiscal 2001 prior to their disposal. The Saws Division of Spear & Jackson, included in the Lawn & Garden segment, contributed $5.2 and $16.8 million to sales in the third quarter and year to date of 2000, respectively, compared to $8.9 million in sales for fiscal 2001, prior to being sold. Also having an impact on sales both for the quarter and the year to date periods has been the Company's decision to exit certain unprofitable product lines in the Bath & Plumbing

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and Lighting segments. These product lines contributed $11.6 and $45.5 million to sales in the third quarter and year to date 2000 periods, compared to $9.8 million in sales for the first half of 2001 prior to their discontinuance. The remaining decreases of 7% and 6% for the third quarter and year to date periods, respectively, were primarily attributable to a weaker economy, inventory reduction programs instituted by major customers, and unfavorable currency exchange rates. Year to date results were also affected by inclement weather experienced in the Company's major markets. Unfavorable currency exchange rates, primarily from the weakening of the euro and British pound relative to the U.S. dollar reduced sales in comparison to the prior year by approximately $11.0 million and $45.5 million for the third quarter and the year to date periods, respectively.

The Company's overall operating loss was $172.8 million and $123.7 million for the third quarter and year to date periods in 2001, respectively. This compares to operating income of $71.7 million and $180.2 million for the third quarter and year to date periods in 2000, respectively. The 2001 third quarter and year to date periods include goodwill impairment charges of $221.5 million. Also impacting operating income (loss) for the year to date periods are restructuring and other non-recurring charges of $10.0 million in 2001, compared to $16.6 million in 2000. Furthermore, the Diversified segment contributed $35.4 million to operating income in fiscal 2000 prior to its disposal. Excluding the effects of the Diversified segment, goodwill impairment charges and non-recurring expenses, operating income for the third quarter and year to date 2001 periods was $48.7 million and $107.8 million, respectively, compared to $74.3 million and $161.4 million in the prior year. The decrease in operating income of $25.6 million or 35% and $53.6 million or 33% for the third quarter and year to date periods in 2001 was mainly the result of lower results from the Bath & Plumbing and Lawn & Garden segments. Operating income at those two segments were negatively impacted by lower sales, increased freight and energy costs, higher distribution costs and in increase in unabsorbed overhead due to lower production levels.

                  U.S. Industries, Inc.

(Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  August 15, 2001            By   /s/ Allan D. Weingarten.

     Senior Vice President and Chief Financial Officer

Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                        ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).